

September 29, 2011

Via E-mail
Mr. John Ritchie
Chief Financial Officer
Ubiquiti Networks, Inc.
650 Page Mill Road
Palo Alto, CA 94304

Re: Ubiquiti Networks, Inc.
Registration Statement on Form S-1
Amended on September 16, 2011
File No. 333-174974

Dear Mr. Ritchie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Share-based Compensation, page 49

1. We note the quarterly fair values of your common stock as disclosed on page 49. Please revise your disclosures to address the specific factors that reconcile the difference between the appraised values for the 2010 quarterly valuations and the IPO price. Also disclose the factors contributing to the difference in the fair values of your common stock

for options granted during each quarter for the twelve-month period preceding the most recent balance sheet date in the document.

2. We note the disclosure at page 60 of the repurchase of Series A preferred stock in July 2011 at a price of $22.42 per share. Please disclose the factors contributing to the difference in the fair value of $12.70 for common stock underlying options granted during the interim period June 30, 2011 and the repurchase price of the preferred stock.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director